March 3, 2020

Christian Le Brun
Executive Vice President and General Counsel
ORBCOMM Inc.
395 W. Passaic Street
Rochelle Park, NJ 07662

       Re: ORBCOMM Inc.
           Registration Statement on Form S-3
           Filed March 2, 2020
           File No. 333-236833

Dear Mr. Le Brun:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology